AGREEMENT

This Agreement states that Betting, Inc. is employing the services of Harry Hargens at the hourly rate of $100 to advise and consult Betting, Inc. as regards the development of in home ATM card and smart card pay per play wagering. Hours of consulting are estimated at 100 hours.
That in lieu of the cash, as the consultant fee, Harry Hargens will be paid with 200,000 shares of Betting, Inc. free trading stock, of which 100,000 shares will be paid in April 1999 and 100,000 shares in May 1999.
BETTING, INC.

By:  /s/  Thomas S. Hughes   		Date: January 17, 1999
Thomas S. Hughes, Chairman
and Chief Executive Officer


  /s/  Harry Hargens     		Date: January 17, 1999
Harry Hargens